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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

    Hoff                 Perry                    D.
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   (Last)               (First)                 (Middle)

     Intertec Holdings, L.P.
     East 5058 Grapeview Loop
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                                    (Street)

   Allyn                 WA                    98524
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   The Lamaur Corporation (LMAR)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   5/97
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ x ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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7. Individual or Joint/Group Filing
   (Check Applicable Line)

     [ x ] Form filed by One Reporting Person

     [   ] Form filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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Common Stock                           5/29/97        X               36,526      A      $8.00    1,712,844(1)    I        By
                                                                                                                           Partner-
                                                                                                                           ship(2)
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Common Stock                                                                                          10,560      D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Subscription Right   $8.00   5/29/97   X              36,526    (3)   5/29/00   Common    36,526  -0-     109,581(4)  I       (2)
                                                                                Stock
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Director Options     $1.52                                    7/20/94 7/20/03   Common     6,600                      D
                                                                                Stock
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Director Options     $1.52                                    5/04/95 5/04/04   Common     3,300                      D
                                                                                Stock
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Director Options     $3.03                                    9/29/96 9/29/05   Common     3,300                      D
                                                                                Stock
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Director Options     $4.25                                  10/04/97 10/03/06   Common     4,000                      D
                                                                                Stock
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Director Options     $2.875                                  5/09/98   5/08/07  Common     3,300            20,500    D
                                                                                Stock
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
Explanation of Responses:
(1) The number of shares held prior to the reported transaction was 1,676,318 not 1,676,317 as reported earlier.

(2) The reporting person is a shareholder and director of a corporation that is the general partner of the partnership owning the reported securities. The reporting person disclaims beneficial ownership of all but 25% of such shares.

(3) The remaining put right is exercisable by the Company in three equal installments on each of May 29, 1998, May 29, 1999 and May 29, 2000. Under the terms of the Subscription and Purchase Agreement, however, the reporting person may elect to accelerate the put right to an earlier date on 30 days' prior written notice to the Issuer.

(4) The total shares originally subject to the right was 146,107 not 146,115 as reported earlier.

   /s/ PERRY D. HOFF                                          June 11, 1997
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.